Mail Stop 4561

February 2, 2009

By U.S. Mail and Facsimile to (310) 381-7952.

Chris Ballinger
Group Vice President and Chief Financial Officer
Toyota Motor Credit Corporation
19001 S. Western Ave.
Torrance, CA 90501

> **Re:** **Toyota Motor Credit Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2008**
> **Form 10-Q for Fiscal Period Ended June 30, 2008**
> **Form 10-Q for Fiscal Period Ended September 30, 2008**
> **File No. 001-09961**

Dear Mr. Ballinger:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments and provide us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Period Ended March 31, 2008

Management's Discussion and Analysis

Retail Financing Receivables and Financing Volume, page 27

1.   We note on page 14 that you are substantially dependent on the sales of Toyota and Lexus vehicles and your ability to offer competitive financing and insurance products in the U.S. In light of this dependence, please revise future filings

beginning with your Form 10-Q for the period ended December 31, 2008 to discuss the impact of changes in the production and sales of Toyota and Lexus vehicles on your results of operations. Please discuss how changes in the production and sales of these vehicles impact the volume of owned and managed retail financing receivables for each period presented.

Form 10-Q for Period Ended June 30, 2008

Form 10-Q for Period Ended September 30, 2008

Exhibit 31

2.	Please amend your quarterly filings to include certifications that contain the exact language set forth in Item 601(b)(31) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments, includes your proposed revisions to future filings and any other requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review

Chris Ballinger
Toyota Motor Credit Corporation
February 2, 2009
Page 3

of your filing or in response to our comments on your filing.

       If you have any questions regarding these comments, you may contact Rebekah Blakeley Moore at (202) 551-3303 or me at (202) 551-3494.

                                   Sincerely,

                                   Kevin W. Vaughn
                                   Branch Chief